Kitchenery



LETTER ⌄

Dear investors,

Thank you for believing in Kitchenery and continuing to back our mission. This past year was one of the most important in our company's journey. We secured our U.S. patent, advanced our Quantum Energy Pad platform, expanded our global manufacturing operations, and opened our in-house QEP production center. These are meaningful steps toward building a scalable cordless, battery-less kitchen appliance ecosystem.

We are creating a new category in the kitchen, and that takes resilience, discipline, and long-term conviction. While hardware always takes time and capital, our progress this year strengthened both our foundation and our confidence in the opportunity ahead.

As we enter the next phase, your support matters more than ever. Whether through Kickstarter backing, customer outreach, introductions, or simply helping spread the word, you are part of helping Kitchenery move from breakthrough spread the word, you are part of helping Kitchenery move from breakthrough innovation to real market adoption. Thank you for being with us on this journey.

We need your help!

Right now, the biggest area where investor support can make a direct impact is customer acquisition and Kickstarter momentum. We would deeply value backing for our upcoming Kickstarter campaign, including pledges, sharing the campaign with relevant audiences, and outreach that helps us expand visibility before and during launch. We also welcome introductions to media contacts, creators, retail buyers, strategic partners, and potential customers who align with premium kitchen, consumer tech, RV, marine, and innovation-focused audiences.

Sincerely,

Akshay Bhuva
Board

Rajdeep Patel
Director

How did we do this year?



REPORT CARD

A+

☺ The Good

Secured our U.S. patent, validating Kitchenery's hybrid wireless power platform and strengthening IP.

Expanded global manufacturing operations and opened our in-house QEP production center, accelerating commercialization.

Built strong momentum through CES exposure and strategic outreach with global appliance brands and partners.

☹ The Bad

Hardware commercialization took longer than planned across engineering, validation, supply chain, and compliance.

Capital remained tight, requiring disciplined allocation across R&D, operations, prototyping, and go-to-market.

We did 1x OEM project. Partnership and enterprise sales cycles moved slowly as large companies took longer to evaluate new tech.

2025 At a Glance

January 1 to December 31



$106,100

Revenue



-$153,803

Net Loss



$51,306 +20%

$800,000

Short Term Debt   Raised in 2025



$404,401

Cash on Hand
As of 04/15/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$106,100

$0

-$153,803

-$251,752

2024   2025

Net Margin: -145%   Gross Margin: 100%   Return on Assets: -33%   Earnings per Share: -$0.02

Revenue per Employee: $21,220   Cash to Assets: 96%   Revenue to Receivables: ~   Debt Ratio: 34%

📄 21.12.31_FINAL_FS_Kitchenery.pdf   📄 kitchenery_inc.__7_.pdf

Kitchenery_Inc._GAAP_Financial_Report_2024_-_2025.docx.pdf PL_2025.pdf

Kitchenery_Inc._Company%2BOverview.pdf CompanyOverview-2024.pdf

Kitchenery_Statement_-_2024.pdf Kitchenery_Statement_-_2025.pdf

We ❤️ Our 133 Investors

Thank You For Believing In Us

Paulo Cezar Lopes Sa	Dhyey Vaghani	Candace Mounger	Hatem Rowaihy	Owen Henrichs	Jung Manopath Kuan
Joshua Wilson	Jonathon Butler	Zemel Shropshire	Scarlett Wineland	Christopher Ke Von...	Kendra Ridley
Samuel Lindsay	Jordan Saikia	Levett M. Washington	Roderick Herron	Robert Breen	Sai Kumar Yerubandi
Bryan Licea	Himmat BHUVA	E H	Andrew Hartnett	Lauren Elliott	Kristin Baker
Matthew Welch	Alejandro Gonzalez	Mohammad Dabiri	Derek Marchanti	Patrick Bartley	Jim Jensen
Tania Bartolini	Alberto De Jesús...	William Ortmyer	Zvi Goldberg	Lauren Greenspon...	Marilynn H
Steven Kephart	Miguel Castillo	Sarah Fitzmeyer	Jason McCullough	Caitlin Madden	Sandro Carvalho
Vanessa J	Rushiun Liou	Sarah Jansen	Nancy Johnson	Grigore B. Hreniuc	John Webster
Steve Brady	Darshan Patel	Garrett Barnes	Barbara Tillman	Amit RUWALA	Moonshot DisruptX
Franca Connell-Stubbs	Woodrow Wilson	Courtney Richards	Jana Lee Aspin	Cole Bahakel	Miriam Winder Kelly
Andrew Collier	Ryan Salmonson	Brian Hogan	Khris Persaud	John Z	Mark Montano
Stacey Harrison	Cody Baugher	Anesh Badiwala	Neha Patel	Shannon Swiderski	Bertha Burruezo
Taylor Walton	Logan Kuhn	Ethan Mellish	Tyler Sterling	Chase Wenger	Madhava Padavala
Gina Helcberger	Ken Pomella	Tori Gilbert	Brian A Bailey	Janyce L Collier	Kristina Pitera
Vijay Polamarasetti	Tyler Iller	William Horwitz	Christopher Murphy	Carlos J. De Jesus	Karl Rosenberry
Rodney Robinson	Michael Palmer	Robert Milewski	Dalton Rennhack	Raymond Sever	Sean Collier
Justin Flory	Amanda Collier	Jahanguir Azodi	Brooke Beeler-Klein	Shelby Hill	Aadish Dilip Naik
Abbie Harrison	James Lee Austin	Richard Collier	Tracey Bratton	Marc Wüerttemberger	Diane Williams
Sam Khola	Joe Nixon	Susanna Singh			

Thank You!

From the Kitchenery Team

 



Akshay Bhuva **in**

Founder & CEO

Visionary Wide range of experience: Research on nano-polymers to working in the commercial automobile and plastics industry. M.S Entrepreneurship: University of Tampa B.S Mechanical and Materials Engineering:...



Agustin Mendez **in**

Co-founder & CTO

10+ Years of Hands-on Hardware development and tech commercialization in the Aerospace Industry.



Andrew Collier ☒ **in**

Director of Corporate Partnerships

- 10+ years in B2B sales with expertise in business development, enterprise account management. - $5M+ enterprise accounts management -...



Paulo Cezar Lopes Sa **in**

Business Growth & Operations Manager

In charge of Kitchenery's PR, Outreach, and Blog Strategies. Streamlining the company's communications and Investor...

Details

The Board of Directors

Director	Occupation	Joined
Rajdeep Patel	Operations @ Kitchenery Inc.	2024
Akshay Bhuva	Technology Executive @ Kitchenery Inc.	2021

Officers

Officer	Title	Joined

Officer	Title	Joined
Rajdeep Patel	Director	2024
Akshay Bhuva		2021

Voting Power ❓

Holder	Securities Held	Voting Power
Akshay Bhuva	9,470,523 Common Stock	80.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2021	$32,993		Other
01/2022	$20,000	Common Stock	Section 4(a)(2)
02/2022	$100,000		Section 4(a)(2)
09/2023	$179,618		4(a)(6)
01/2025	$650,000	Safe	Regulation D, Rule 506(b)
01/2025	$150,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/18/2022	$100,000 ❓	5.0%	80.0%	$3,000,000	02/18/2024 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Akshay Bhuva ❓	11/22/2021	$32,993	$32,993 ❓	0.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,470,523	Yes

Warrants: 0
Options: 510,638

Form C Risks:

The market for Kitchenery's revolutionary appliances is nascent and not established. Kitchenery has only received non-binding indications of Interest for its technology and product offerings, and there can be no assurance that such indications of interest will be converted into actual binding orders or sales.

indications of interest will be converted into actual binding orders or sales.

A general economic downturn could have a negative impact on our business. If consumer buying power for kitchen goods decreases, we may struggle to sell our product or struggle to sell it at scale.

The company may need to raise additional funds beyond this offering to run its first production and begin generating revenue. Currently, the company estimates it will need to raise $2m to reach this point. Should the company be unable to raise those funds, it may be unable to produce its product at scale or generate meaningful revenue.

Kitchenery depends on potential suppliers and contract manufacturers to timely deliver components and Kitchenery products, and disruption of supply or increase in costs of materials could harm Kitchenery's business. Kitchenery's contract manufacturer or other future contract manufacturer may fail to timely produce and deliver appliances.

Industry competition may adversely affect Kitchenery's revenues, increase its costs to acquire new costumers, and hinder its ability to acquire new customers. Kitchenery's go-to-market and sales strategy will require commitment of recourses and is subject to numerous risks and uncertainties.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and patents. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Kitchenery can face risks related to natural disasters, climate change, health epidemics, war, civil unrest and other circumstances outside of its control.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ❓ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred

Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Kitchenery Inc.

Delaware Corporation
Organized November 2021
5 employees
2950 W Hillsborough Ave
Unit B
Tampa FL 33614 https://kitchenery.us/

Business Description

Refer to the Kitchenery profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kitchenery has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Focused on commercialization and reg-d safe note funding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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